UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-51388


[ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For the Period Ended: August 31, 2006
[ ] Transition Report on Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                          Arch Management Services Inc.
                             Full Name of Registrant

                                       N/A
                           Former Name, if Applicable

                               6600, Trans-Canada
                                    Suite 519
                          Pointe-Claire, Quebec H9R 4S2
                                     Canada
            Address of Principal Executive Office (Street and Number)

                                     PART II
                            RULES 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

On September 1, 2006, Arch Management Services Inc. (the "Company") and Gallant Energy International Inc. ("Gallant") entered into a Purchase Agreement, pursuant to which Gallant sold the Company its interest in a joint venture (the "Venture") it formed with certain Chinese entities to develop facilities for the production of ethanol fuel in the People's Republic of China, as reported on a Form 8-K filed with the U.S. Securities and Exchange Commission on September 18, 2006.

The complexities of integrating the Venture's operations into the Company has caused the Company to experience delays in the preparation of its Report on Form 10-QSB. The Company intends to file the Form 10-QSB in a timely manner within the extension time period provided under Rule 12(b)(25) promulgated under the Securities Exchange Act of 1934, as amended.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Gilles Simard: (450) 677-7255

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 |X|  Yes |_|  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_|  Yes |X|  No

                          Arch Management Services Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Gilles Simard, C.A.
    ----------------------------------
    Name: Gilles Simard, C.A.
    Title:   Chief Financial Officer


Dated: October 16, 2006


                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).